FILED BY SERENA SOFTWARE, INC. PURSUANT TO RULE 425

UNDER THE SECURITIES ACT OF 1933 AND DEEMED

FILED PURSUANT TO RULE 14d-2 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: MERANT PLC

MERANT PLC COMMISSION FILE NO. 000-19696

S-4 REGISTRATION STATEMENT FILE NO. 333-113405

Contact:
Kelly Clarke	Stephanie Cebulski
SERENA Software, Inc.	Horn Group, Inc.
(650) 522-6542	(415) 905-4025
kclarke@serena.com	scebulski@horngroup.com

SERENA SUCCESSFULLY ACQUIRES CONTROLLING INTEREST OF MERANT,

ASSURING COMPLETION OF ACQUISITION

Serena Receives Over 90% Acceptances for Merant Acquisition

San Mateo, CA – (April 29, 2004) – SERENA Software, Inc. (Nasdaq: SRNA), an industry-leading supplier of software that automates change to enterprise applications, today announced that after successfully acquiring controlling interest in Merant on April 26, completion of the acquisition is now assured. The company has received valid acceptances in respect of over 90 percent of Merant’s issued share capital, and therefore, the Offer will close in 14 days time at 10:00 a.m. (New York City time) on May 13, 2004. After closure of the Offer SERENA will implement its rights under Sections 428 to 430F of the Companies Act 1985 to acquire compulsorily any outstanding Merant shares and Merant ADS’s to which the Offer relates.

“Even though we are only a few weeks into the integration process, the substantial benefits we will achieve from consolidating and integrating our respective business infrastructure and processes are already evident,” said Mark Woodward, President and Chief executive Officer (CEO), SERENA Software, Inc. “The merging of our complementary products, technologies and cultures is clearly a win-win for our shareholders, customers, partners and employees. We are excited about, and ready to take advantage of, the many market opportunities this acquisition presents.”

The Merant acquisition extends Serena’s leadership position in mainframe software configuration management to distributed platforms, managing change throughout the application life cycle. The combined company’s installed base of over 15,000 customers provides Serena with distribution leverage to cross-sell products, expand into new geographies and create new opportunities for channel development. The acquisition also helps Serena significantly extend and accelerate Serena Application Framework for Enterprises (SAFE™) – the company’s innovative strategy for enabling cross-process integration across the enterprise.

“This acquisition combines two veterans of the software configuration management marketplace that share a strong focus on enterprise change management, and that offer complementary strengths in several areas,” said Melissa Webster, Research Director at IDC. “Serena has managed past acquisitions well. This acquisition fits well with Serena’s SAFE strategy, and makes Serena a leader in both the mainframe and distributed segments of the market.”

Since the closing of the initial period of its offer to acquire Merant, Serena has worked to successfully integrate the two companies and lay the groundwork for an even more promising future as a combined entity. As a result of this process, the company has defined its new product portfolio. All of the products separately offered by the two companies will continue to be sold and supported by the newly combined company and are defined in six product families: Serena® Dimensions™, Serena ChangeMan®, Serena Professional™, Serena TeamTrack®, Serena Collage® and Serena StarTool®.

Merging the technology strengths of each company – particularly Serena on the mainframe and Merant on distributed platforms enables Serena to deliver the broadest possible range of change management solutions and to compete more aggressively in the growing Application Life-Cycle Management (ALM) market. Over the next several weeks, Serena will focus on integrating these products under the SAFE framework to provide customers with more capabilities and greater value.

About Serena

SERENA Software, Inc. is the Enterprise Change Management (ECM) industry leader. For over twenty years Serena has focused exclusively on providing solutions that help companies automate change to the applications that run their businesses. With its acquisition of Merant,

Serena’s products are now in use at over 15,000 customer sites – including 48 out of the Fortune 50. Serena’s Application Framework for Enterprises (SAFE™) is the next step in ECM, providing cross-platform, cross-process and cross-organizational support across application life cycle processes. This approach helps streamline development, improve productivity and lower development costs, resulting in a highly efficient enterprise. With headquarters in San Mateo, California, Serena serves customers worldwide through local offices and an international network of distributors. www.serena.com.

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Serena, ChangeMan, TeamTrack, StarTool and Collage are registered trademarks of SERENA Software, Inc. SAFE, Dimensions and Professional are trademarks of SERENA Software, Inc. All other products or company names are used for identification purposes only, and may be trademarks of their respective owners.

Copyright © 2004 SERENA Software, Inc. All Rights Reserved

This press release contains “forward-looking statements” under the Private Securities Reform Act of 1995. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to, successful integration of our recent acquisition; our reliance on our mainframe products for revenue; the percentage of license revenue typically closed at the end of each quarter making estimation of operating results prior to the end of the quarter extremely uncertain; weak economic conditions worldwide which may continue to affect the overall demand for software and services, which has resulted in and could continue to result in decreased revenues or lower revenue growth rates; changes in revenue mix and seasonality; our ability to deliver our products on the distributed systems platform; dependence on revenues from our installed base; continued demand for additional mainframe MIPS capacity;; expansion of our international organizations; and our ability to manage our growth. Information about potential factors that could affect the Company’s financial results is included in the Company’s Form 10K filed on April 29, 2003 and Form 10Q filed on December 8, 2003. Serena assumes no obligation to update the forward-looking information contained in this press release.

This announcement does not constitute an offer or an invitation to purchase nor a solicitation of an offer or an invitation to sell any securities. The availability of the Offer to persons not resident in the United Kingdom or the United States may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom or the United States, or who are subject to the laws of any jurisdiction other than the United Kingdom or the United States, should inform themselves about, and observe any applicable requirements.

The Offer is not being made, directly or indirectly, in or into Australia, Canada or Japan and will not be capable of acceptance in or from Australia, Canada or Japan. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise distributed or sent in or into Australia, Canada or Japan. Custodians, nominees and trustees should observe these restrictions and should not send or distribute this announcement in or into Australia, Canada or Japan.

SERENA has filed a Registration Statement on Form S-4 relating to the Offer. SERENA has also filed a Tender Offer Statement and other related documentation and Merant has filed a Solicitation/Recommendation Statement with the SEC. Free copies of these documents are available on the SEC’s web site at www.sec.gov. The Registration Statement and the Tender Offer Statement may also be obtained at no charge from SERENA at 2755 Campus Drive, 3rd Floor, San Mateo, CA 94403-2538, USA and the Solicitation/Recommendation Statement may be obtained at no charge from Merant at 3445 NW 211th Terrace, Hillsboro, OR 97124, USA. Merant Securityholders are urged to read the Registration Statement, Tender Offer Statement, the Solicitation/Recommendation Statement and the related documentation as they contain important information.